UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2004

Commission File No. 1-4329

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

COOPER TIRE & RUBBER COMPANY

(Exact name of registrant as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

Lima and Western Avenues, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip code)

(419) 423-1321

(Registrant’s telephone number, including area code)

Cooper Tire & Rubber Company

Pre-Tax Savings Plan (Texarkana)

ITEM 1. Not applicable.

ITEM 2. Not applicable.

ITEM 3. Not applicable.

ITEM 4. FINANCIAL STATEMENTS OF THE PLAN

The Financial Statements of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) for the fiscal year ended December 31, 2004, together with the report of Ernst & Young LLP, independent auditors, are attached to this Annual Report on Form 11-K. The Financial Statements and the notes thereto are presented in lieu of the financial statements required by items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS:

(23) Consent of Independent Auditors

(99) Certification Pursuant To 18 U.S.C. § 1350

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned, thereunto duly authorized.

COOPER TIRE & RUBBER COMPANY

/s/ Philip G. Weaver

PHILIP G. WEAVER
Vice President and Chief Financial Officer
Plan Administrator

Date: June 28, 2005

Financial Statements and Supplemental Schedule

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	10
Exhibit 23 Consent of Independent Auditors
Exhibit 99 Certification Pursuant to 18 USC 1350

Report of Independent Registered Public Accounting Firm

The Pre-Tax Savings Plan Committee
Cooper Tire & Rubber Company
     Pre-Tax Savings Plan (Texarkana)

We have audited the accompanying statements of net assets available for benefits of the Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Toledo, Ohio
June 3, 2005

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at market or contract value:
Interest in investment trust	$22,815,371	$20,993,848
Mutual funds	7,140,997	5,930,907
Participant loans	1,632,839	1,238,378

	31,589,207	28,163,133

Cash, noninterest bearing	133,510	139,561

Receivables:
Participant contributions	62,588	—
Employer contributions	1,106,388	620,468
Interest receivable	10	388

Net assets available for benefits	$32,891,703	$28,923,550

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income (Notes 3 and 4):
Net appreciation in fair value of investments	$683,422
Interest and dividends	821,120
Other	3,640

1,508,182

Contributions:
Participant	3,339,447
Employer	1,106,388

4,445,835

Total additions	5,954,017

Deductions
Participants withdrawals	1,968,724
Administrative fees	17,140

Total deductions	1,985,864

Net increase	3,968,153
Net assets available for benefits:
Beginning of year	28,923,550

End of year	$32,891,703

See accompanying notes.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements

December 31, 2004

1. Description of Plan

The following description of Cooper Tire & Rubber Company Pre-Tax Savings Plan (Texarkana) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated effective January 1, 2001, is a defined contribution plan covering all hourly employees who have completed 30 days of continuous credited service and are covered by the collective bargaining agreement between the United Steelworkers of America Local #752 and Cooper Tire & Rubber Company (the Company and Plan Administrator). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of their pretax compensation. Participants may direct their contributions to any of the Plan’s investment fund options.

The Company contributions to the Plan are made annually by the Company as provided in the Plan document and at the discretion of the Company’s Board of Directors. All Company contributions are invested in Cooper Tire & Rubber Company common stock until they become vested, after which they are invested as directed by the participant.

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions, their allocation of the Company’s contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Forfeitures

At December 31, 2004, forfeited nonvested accounts totaled $6,487. These accounts will be used to reduce future employer contributions. In 2004, no forfeited nonvested accounts were used to reduce employer contributions.

Vesting

The participants are immediately vested in their contributions plus actual earnings thereon. After five years, the participants are 100% vested in the Company’s contributions plus actual earnings thereon.

Participant Loans

Participants may borrow the lesser of 50% of the vested value of their entire account or $50,000. The interest rate is established based on the prime rate. Interest rates as of December 31, 2004, range from 4.0% to 5.25%. The loan repayment schedule can be no longer than 60 months. Principal and interest is paid ratably through payroll deductions.

Participant Withdrawals

In the event of retirement, death, termination, permanent disability, or other separation from service, participants are entitled to receive an amount equal to the value of the vested interest in their accounts. Payment of benefits may be taken in a lump sum distribution or in two lump sum installments.

In the event of hardship, as defined, participants may make a partial or full distribution of their accounts, subject to certain tax withholdings.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right, under the Plan to discontinue contributions any time, to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. Participant withdrawals are recorded upon distribution.

Investment Valuation and Income Recognition

Except for the investment contracts held in the Investment Trust, the Plan’s investments are stated at fair value, which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 4.5% and 4.2% in 2004 and 2003, respectively. The crediting interest rate for these investment contracts is reset monthly by the issuer but cannot be less than zero and ranged from 3.5% to 6.6% at December 31, 2004, and 1.4% to 6.6% at December 31, 2003.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

The Company pays the administrative expenses of the Plan, unless the expenses relate to certain participant-directed transactions.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value, as determined by quoted market prices, as follows:

Net Realized
and Unrealized
Appreciation
in Fair Value
of Investment
Investment in Investment Trust	$211,160
Mutual funds	472,262

$683,422

Investments in mutual funds that represent 5% or more of the fair value of the Plan’s assets available for benefits are as follows:

	December 31
	2004	2003

American Washington Mutual Investors Fund	$3,181,219	$2,693,406
Investment Company of America Fund	1,687,315	1,453,703

4. Investment Trust

Cooper Tire & Rubber Company common stock held in the Investment Trust includes nonparticipant-directed and participant-directed investments. Certain investments of the Plan are held in an Investment Trust, which also combines similar investments of the other defined contribution plans sponsored by the Company. Each participating retirement plan has an undivided interest in the Investment Trust. The Plan’s interest in the Investment Trust was determined by the Plan’s relative asset value to the Investment Trust’s total asset value at the end of the year. Investment income is allocated to the Plan based on its pro rata share in the net assets of the Investment Trust.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

4. Investment Trust (continued)

At December 31, 2004 and 2003, the Plan’s interest in the net assets of the Investment Trust was approximately 10.5% and 6.9%, respectively.

The following presents the fair value of the investments in the Investment Trust:

	December 31
	2004	2003

Investments, at fair value:
Cooper Tire & Rubber Company common stock*	$129,838,642	$175,065,255
Investment contracts	84,373,742	126,712,953
Money market mutual fund	4,005,562	3,475,630

Total assets	$218,217,946	$305,253,838

* Includes nonparticipant-directed shares

The fair value of the investment contracts was $88,049,780 and $133,975,826 at December 31, 2004 and 2003, respectively.

Investment income for the Investment Trust for the year ended December 31, 2004, is as follows:

Interest and dividends	$8,801,454
Net appreciation of fair value of investments as determined by quoted market price:
Common stock	2,680,847

$11,482,301

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

Notes to Financial Statements (continued)

5. Nonparticipant-Directed Investments

Cooper Tire & Rubber Company common stock held in the Investment Trust is a nonparticipant-directed investment. Information about the significant components of changes in net assets related to the nonparticipant-directed investment for the year ended December 31, 2004, is as follows:

Contributions	$13,212,457
Dividends	3,404,492
Net appreciation of fair value of investment	2,680,847
Participant withdrawals	(1,847,808)
Transfers out to other investment options	(62,649,601)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 2, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

7. Related-Party Transactions

Certain plan investments are shares of mutual funds managed by the trustee, National City Bank, and, therefore, these transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that the changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Cooper Tire & Rubber Company
Pre-Tax Savings Plan (Texarkana)

EIN #34-4297750           Plan #012

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of Investment,
Identity of Issue,	Including Maturity Date,
Borrower, Lessor, or	Rate of Interest, Collateral,	Current
Identity of Issue	Par, or Maturity Value	Value

Investments held by National City Bank:
Mutual Funds:
American Funds	103,353.43 shares, American Washington Mutual Investors Fund	$3,181,219
	54,872.04 shares, Investment Company of America Fund	1,687,315
Invesco Funds	41,519.35 shares, Dynamics Fund	685,069
Janus Funds	14,559.38 shares, Worldwide Fund	602,904
MFS Family of Funds	30,763.76 shares, Massachusetts Investors Growth Stock Funds	380,240
*Armada	37,331.71 shares, Equity Index Fund #42	388,997
Aim Funds Group	8,251.63 shares, Balanced Fund Class A Shares	208,766

Money Market Fund:
*Armada	6,487.46 shares, Government Money Market Fund #509	6,487

*Participant loans	Interest rates ranging from 4.0% to 5.25%, with the longest maturity date of November 14, 2008	1,632,839

		$8,773,836

* Indicates party in interest to the Plan.